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                                                                    Exhibit 99.1

[AEGON LOGO]

                                                                          458987
                                                                   PRESS RELEASE

AEGON ANNOUNCES THE SALE OF TRANSAMERICA FINANCE CORPORATION'S REAL ESTATE TAX AND FLOOD COMPANIES TO FIRST AMERICAN CORPORATION

AEGON N.V. announces the sale of Transamerica Finance Corporation's (TFC) real estate tax service and flood hazard certification businesses to First American Corporation for a total cash purchase price of USD 400 million. As part of the transaction, TFC's real estate tax service subsidiary has distributed assets valued at USD 246 million to TFC. The sale of the two TFC subsidiaries, combined with the asset distribution transaction, results in an after-tax book gain of approximately USD 350 million.

In accordance with Dutch Accounting Principles, the gain will be recognized in the fourth quarter of 2003 and will be added directly to shareholders' equity and will not be included in net income. The cash proceeds received from First American Corporation will be used to retire outstanding debt. This transaction follows the September 4, 2003 announcement of TFC's intent to sell its real estate tax services and flood hazard certification subsidiaries to First American Corporation.

Transamerica Real Estate Tax Service Inc. provides services to a number of the nation's top mortgage lenders. These services include reporting on tax delinquencies and ensure the timely and accurate payment of property taxes. Transamerica Flood Hazard Certification Inc. certifies the location of properties in flood zones to many of the nation's top mortgage lenders and insurance companies. In 2002 these units contributed EUR 42 million (USD 40 million) to AEGON's net income before funding costs on the related raised debt.

This transaction follows the August 5, 2003 announcement of the agreement to sell TFC's commercial finance businesses to GE Commercial Finance for USD 5.4 billion. Pending completion of that sale, TFC's remaining businesses will primarily consist of maritime container and European trailer leasing.

These transactions are consistent with AEGON's strategy to focus on its core business of life insurance, pensions and related investment products.

Disclaimer
----------
The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:
|X| Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
|X| Changes in the performance of financial markets, including emerging markets, including:
    |X| The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
    |X| The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

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|X| The frequency and severity of insured loss events;
|X| Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
|X| Changes affecting interest rate levels and continuing low interest rate levels;
|X| Changes affecting currency exchange rates, including the EUR/USD and
    EUR/GBP exchange rates;
|X| Increasing levels of competition in the United States, the Netherlands, the
    United Kingdom and emerging markets;
|X| Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
|X| Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
|X| Acts of God, acts of terrorism and acts of war;
|X| Changes in the policies of central banks and/or foreign governments;
|X| Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
|X| Customer responsiveness to both new products and distribution channels;
|X| Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
|X| Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, October 2, 2003
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Inquiries:
AEGON N.V.
Group Communications                                 Investor Relations
Phone : +31 (0)70 344 83 44                          NL    +31 (0)70 344 83 05
                                                     USA +1 410 576 45 77
Web site: www.aegon.com
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